    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1998
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 3
                           ------------------------

                            SUMMIT CARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                            HERITAGE FUND II, L.P.
                      (NAME OF PERSONS FILING STATEMENT)

                           ------------------------

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                           ------------------------

                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                          11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                            LOS ANGELES, CA  90064
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            STEPHEN M. L. COHEN, ESQ.
                             CHOATE, HALL & STEWART
                                EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA  02109
                                (617) 248-5000

--------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
$143,062,500                                                $28,613.00
--------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 6,812,500 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF SUMMIT CARE CORPORATION (THE "SHARES") AT $21.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY FV-SCC ACQUISITION CORP. FOR SUCH NUMBER OF SHARES.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $28,613.00
FILING PARTY: FV-SCC Acquisition Corp. and Fountain View, Inc.
FORM OF REGISTRATION NO.: Schedule 14D-1, File No. 5-43590
DATE FILED: February 13, 1998

=============================================================================

CUSIP NO. 86590103                   14D-1
          --------

--------------------------------------------------------------------------------

1.  Name of Reporting Person:  Fountain View, Inc.

--------------------------------------------------------------------------------

2.  Check Appropriate Box if                                          (a) [_]
    a member of a Group                                               (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds:  BK AF

--------------------------------------------------------------------------------

5.  Check Box if Disclosure of                                            [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

--------------------------------------------------------------------------------

6.  Place of Organization:  Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned:  0 Shares

--------------------------------------------------------------------------------

8.  Check if Amount in Row 7 Excludes Certain Shares                      [_]

--------------------------------------------------------------------------------

9.  Percent of Class:  0%

--------------------------------------------------------------------------------

10. Type of Reporting Person:  CO

--------------------------------------------------------------------------------

CUSIP NO. 86590103                   14D-1
          --------

--------------------------------------------------------------------------------

1.  Name of Reporting Person:  FV-SCC ACQUISITION CORP.

--------------------------------------------------------------------------------

2.  Check Appropriate Box if                                          (a) [_]
    a member of a Group                                               (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds:  AF

--------------------------------------------------------------------------------

5.  Check Box if Disclosure of                                            [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

--------------------------------------------------------------------------------

6.  Place of Organization:  Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned:  None

--------------------------------------------------------------------------------

8.  Check if Amount in Row 7 Excludes Certain Shares                      [_]

--------------------------------------------------------------------------------

9.  Percent of Class:  0%

--------------------------------------------------------------------------------

10. Type of Reporting Person:  CO

--------------------------------------------------------------------------------

CUSIP NO. 86590103                   14D-1
          --------

--------------------------------------------------------------------------------

1.  Name of Reporting Person:  Heritage Fund II, L.P.

--------------------------------------------------------------------------------

2.  Check Appropriate Box if                                          (a) [_]
    a member of a Group                                               (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds:  WC

--------------------------------------------------------------------------------

5.  Check Box if Disclosure of                                            [_]
    Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

--------------------------------------------------------------------------------

6.  Place of Organization:  Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned:  0 Shares

--------------------------------------------------------------------------------

8.  Check if Amount in Row 7 Excludes Certain Shares                      [_]

--------------------------------------------------------------------------------

9.  Percent of Class:  0%

--------------------------------------------------------------------------------

10. Type of Reporting Person:  PN

--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Amendment No. 3 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed by Fountain View, Inc., a Delaware corporation ("Parent"), FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser") and Heritage Fund II, L.P., (a Delaware limited partnership ("Heritage") (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), relates to the offer by Purchaser, a wholly owned subsidiary of Parent, to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998, as supplemented by a Supplement to Offer to Purchase dated March 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1),
(a)(9) and (a)(2), respectively. This Amendment amends and restates the Statement originally filed on February 13, 1998 by Purchaser and Parent, as amended by Amendment No. 1 filed on March 11, 1998, by Purchaser, Parent and Heritage, as as further amended by Amendment No. 2 filed on March 16, 1998, by Purchaser, Parent and Heritage.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Financial Statements concerning the bidders have not been provided because they are not material.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)      Form of Offer to Purchase, dated February 13, 1998.*
(a)(2)      Form of Letter of Transmittal.*
(a)(3)      Form of Notice of Guaranteed Delivery.*
(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees.*
(a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees to Clients.*
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.*
(a)(7)      Summary Advertisement as published in The Wall Street Journal on
            February 13, 1998.*
(a)(8)      Text of Press Release issued by the Company on February 9, 1998.*
(a)(9)      Supplement to Offer to Purchase dated March 19, 1998.
(a)(10)     Press Release issued by Parent and Purchaser on March 16, 1998.*
(b) Commitment letter dated February 6, 1998 issued by the Bank of Montreal.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II,
            L.P.*
(c)(3)      Summit Care Corporation Special Severance Pay Plan.*
(d)         Not Applicable.
(e)         Not Applicable.
(f)         Not Applicable.

------------
* Previously filed.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

March 19, 1998                            FV-SCC ACQUISITION CORP.


                                          By: /s/ Robert M. Snukal
                                             -------------------------------
                                          Name: Robert M. Snukal
                                               -----------------------------
                                          Title: President and Treasurer




                                          FOUNTAIN VIEW, INC.


                                          By: /s/ Robert M. Snukal
                                             -------------------------------
                                          Name: Robert M. Snukal
                                               -----------------------------
                                          Title: Chief Executive Officer
                                                 and President



                                          HERITAGE FUND II, L.P.
                                          By: HF Partners II, L.L.C.
                                              (its general partner)

                                          By: /s/ Michel Reichert
                                             -------------------------------
                                          Name: Michel Reichert
                                               -----------------------------
                                          Title: Manager

                                 EXHIBIT INDEX
                                 -------------

(a)(1)    Form of Offer to Purchase, dated February 13, 1998.*
(a)(2)    Form of Letter of Transmittal.*
(a)(3)    Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)    Summary Advertisement as published in The Wall Street Journal on
          February 13, 1998.*
(a)(8)    Text of Press Release issued by the Company on February 9, 1998.*
(a)(9)    Supplement to Offer to Purchase dated March 19, 1998
(a)(10)   Press release issued by Parent and Purchaser on March 16, 1998.*
(b) Commitment letter dated February 6, 1998 issued by the Bank of Montreal.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II,
          L.P.*
(c)(3)    Summit Care Corporation Special Severance Pay Plan.*
(d)       Not Applicable.
(e)       Not Applicable.
(f)       Not Applicable.

--------------
*Previously filed